1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2007.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 23, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

ALUMINUM CORPORATION OF CHINA LIMITED* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

REPLY SLIP PROPOSED SHARE REFORMS OF SHANDONG ALUMINUM AND LANZHOU ALUMINUM

To: Aluminum Corporation of China Limited (the "Company")

I/We1 (Chinese name): ________________________ (English name): ____________________________ of ___________________________
________________________________________________________________________________________________________________
being the registered holder(s) of2 ___________________ domestic/H3 share(s) of RMB1.00 each in the capital of the Company, hereby inform the
Company that I/we intend to attend (in person or by proxy) the Special General Meeting of the Company to be held at 10:30 a.m. on Tuesday, 27
February 2007 at the Company's conference room at 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

Date: ____________________________ 2007	Signature(s): ____________________________

Notes:

1.	Please insert full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in block letters.

2.	Please insert the number of shares registered under your name(s).

3.	Please delete the inappropriate.

4.

The completed and signed reply slip should be delivered to the Office of the Secretary of the Board of Directors of the Company at the Company's principal place of business at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China, Postal Code 100082 on or before Wednesday, 7 February 2007 personally or by mail or by fax (8610) 8229 8158.

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary